Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-206020

December 1, 2016

Pricing Term Sheet

Becton, Dickinson and Company

1.000% Notes due 2022 (the “2022 Notes”)

1.900% Notes due 2026 (the “2026 Notes”)

(collectively, the “Notes”)

Issuer:	Becton, Dickinson and Company

Aggregate Principal Amount Offered:	€500,000,000 of the 2022 Notes €500,000,000 of the 2026 Notes

Maturity Date:	2022 Notes: December 15, 2022 2026 Notes: December 15, 2026

Coupon (Interest Rate):	2022 Notes: 1.000% 2026 Notes: 1.900%

Price to Public (Issue Price):	2022 Notes: 99.716% of principal amount 2026 Notes: 99.684% of principal amount

Underwriting Discount:	2022 Notes: 0.400% 2026 Notes: 0.500%

Yield to Maturity:	2022 Notes: 1.049% 2026 Notes: 1.935%

Spread to Benchmark German Government Security:	2022 Notes: +132.6 basis points 2026 Notes: +159.8 basis points

Benchmark German Government Security:	2022 Notes: DBR 1.500% due September 4, 2022 2026 Notes: DBR 0.000% due August 15, 2026

Benchmark German Government Security Price/Yield:	2022 Notes: 110.31% / -0.277% 2026 Notes: 96.79% / 0.337%

Mid-Swap Yield:	2022 Notes: 0.249% 2026 Notes: 0.735%

Spread to Mid-Swap Yield:	2022 Notes: +80 basis points 2026 Notes: +120 basis points

Interest Payment Dates:	2022 Notes: annually, on December 15, commencing December 15, 2017 2026 Notes: annually, on December 15, commencing December 15, 2017

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:

2022 Notes: at any time prior to November 15, 2022 (one month prior to the maturity date), in whole or in part, at the greater of (1) 100% of the principal amount and (2) the sum of the present values of the remaining scheduled payments discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 20 basis points; at any time on or after November 15, 2022 (one month prior to the maturity date), in whole or in part, at 100% of the principal amount

2026 Notes: at any time prior to September 15, 2026 (three months prior to the maturity date), in whole or in part, at the greater of (1) 100% of the principal amount and (2) the sum of the present values of the remaining scheduled payments discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate plus 25 basis points; at any time on or after September 15, 2026 (three months prior to the maturity date), in whole or in part, at 100% of the principal amount

In each case, the redemption price will also include accrued and unpaid interest to the date of redemption.

Redemption for Tax Reasons:	If, as a result of any change in, or amendment to, the tax laws of the United States or the official interpretation thereof, the Issuer becomes or, based upon a written opinion of independent counsel selected by the Issuer, will become obligated to pay additional amounts with respect to the Notes, the Issuer may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Issuer to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Trade Date:	December 1, 2016

Settlement Date:	December 9, 2016 (T+6)*

Settlement:	Euroclear/Clearstream

Type of Offering:	SEC Registered

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Common Code/ISIN/CUSIP Numbers:	2022 Notes: 153134537 / XS1531345376 / 075887 BN8 2026 Notes: 153134766 / XS1531347661 / 075887 BP3

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Long-Term Expected Debt Ratings:	Moody’s: Baa2 (Stable); S&P: BBB+ (Stable)**

Joint Book-Running Managers:	Citigroup Global Markets Limited Barclays Bank PLC BNP Paribas

Co-Managers:	BNY Mellon Capital Markets, LLC ING Bank N.V., Belgian Branch Scotiabank Europe plc Standard Chartered Bank U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

*	Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the trade date or the next five succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the trade date or the next two succeeding business days should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information:

Tender Upsize and Early Tender Results:

On December 1, 2016, the Issuer increased the aggregate maximum tender cap for its previously announced cash tender offers for maximum tender offer notes to $1,462,819,000 from $1,100,000,000, with a resulting increase to certain of its series-specific aggregate principal caps as indicated below. The Issuer also extended the expiration date of the tender offers to 11:59 p.m., New York City time, December 15, 2016, from 11:59 p.m., New York City time, December 14, 2016.

•     As of 5:00 p.m. (New York City time) on November 30, 2016, the early tender date for the tender offers, the following aggregate principal amount of notes have been tendered:

•     $191,975,000 of the outstanding $292,899,000 principal amount of the Issuer’s 1.450% senior notes due 2017, for which the Issuer is offering to purchase any and all of the outstanding principal amount;

•     $1,102,474,000 of the outstanding $1,250,000,000 principal amount of the Issuer’s 1.800% senior notes due 2017, for which the Issuer is offering to purchase up to $250,000,000 principal amount;

•     $153,332,000 of the outstanding $500,000,000 principal amount of the Issuer’s 5.000% senior notes due 2019, for which the Issuer is offering to purchase up to $275,000,000 principal amount;

•     $338,376,000 of the outstanding $664,855,000 principal amount of the Issuer’s 6.375% senior notes due 2019, for which the Issuer is offering to purchase up to $338,376,000 principal amount (increased from $250,000,000);

•     $980,639,000 of the outstanding $1,250,000,000 principal amount of the Issuer’s 2.675% senior notes due 2019, for which the Issuer is offering to purchase up to $125,000,000 principal amount;

•     $221,111,000 of the outstanding $397,441,000 principal amount of the Issuer’s 3.875% senior notes due 2024, for which the Issuer is offering to purchase up to $221,111,000 principal amount (increased from $150,000,000); and

•     $697,755,000 of the outstanding $1,750,000,000 principal amount of the Issuer’s 3.734% senior notes due 2024, for which the Issuer is offering to purchase up to $375,000,000 principal amount (increased from $50,000,000).

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Limited at 1-800-831-9146, Barclays Bank PLC at 1-888-603-5847 or BNP Paribas at 1-800-854-5674.

This pricing term sheet supplements the preliminary prospectus supplement dated December 1, 2016 relating to the prospectus dated July 31, 2015.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.